Exhibit 21.1

Northann Corp.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Northann Building Solutions LLC	Delaware

Northann (Changzhou) Construction Products Co., Ltd.	People’s Republic of China

Northann Distribution Center Inc	California

Dotfloor, Inc.	California

Benchwick Construction Products Co., Limited	Hong Kong

Benchwick LLC	Delaware

3D PRINTING DEV, LLC	Delaware

Crazy Industry (Chengzhou) Industry Technology Co., Ltd.	People’s Republic of China

Changzhou Ringold International Trading Co., Ltd.	People’s Republic of China

Changzhou Marco Merit International Trading Co., Ltd.	People’s Republic of China